                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549
                                 --------------

                                  SCHEDULE 13D
                                 (RULE 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                              (Amendment No. 4)(1)

                           Vesta Insurance Group, Inc.
                           ---------------------------
                                (Name of Issuer)

                          Common Stock, $.01 Par Value
                          ----------------------------
                         (Title of Class of Securities)

                                    925391104
                                    ---------
                                 (CUSIP Number)

                              STEVEN WOLOSKY, ESQ.
                 OLSHAN GRUNDMAN FROME ROSENZWEIG & WOLOSKY LLP
                                Park Avenue Tower
                               65 East 55th Street
                            New York, New York 10022
                                 (212) 451-2300
                                 --------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                November 17, 2005
                                -----------------
             (Date of Event Which Requires Filing of This Statement)

                  If the  filing  person has  previously  filed a  statement  on
Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this  schedule  because of Rule  13d-1(e),  13d-1(f) or  13d-1(g), check the following box / /.

                  NOTE.  Schedules  filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. SEE Rule 13d-7 for other parties to whom copies are to be sent.

                         (Continued on following pages)

                              (Page 1 of 28 Pages)

--------------------
(1)      The  remainder  of this cover page shall be filled out for a  reporting person's  initial  filing on this  form with  respect  to the  subject  class of securities,  and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information  required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange
Act of 1934 or otherwise  subject to the  liabilities of that section of the Act but  shall be  subject  to all other  provisions  of the Act  (however,  SEE the
NOTES).

-----------------------                                   ----------------------
CUSIP No. 925391104                    13D                    Page 2 of 28 Pages
-----------------------                                   ----------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                                      NEWCASTLE PARTNERS, L.P.
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) /X/
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY
--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*
                    WC
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEMS 2(d) OR 2(e)                                / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                    TEXAS
--------------------------------------------------------------------------------
  NUMBER OF        7      SOLE VOTING POWER
   SHARES
BENEFICIALLY                   3,050,700
  OWNED BY     -----------------------------------------------------------------
    EACH           8      SHARED VOTING POWER
 REPORTING
PERSON WITH                    - 0 -
               -----------------------------------------------------------------
                   9      SOLE DISPOSITIVE POWER

                               3,050,700
               -----------------------------------------------------------------
                  10      SHARED DISPOSITIVE POWER

                               - 0 -
--------------------------------------------------------------------------------
    11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                    3,050,700
--------------------------------------------------------------------------------
    12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
               SHARES*                                                       / /
--------------------------------------------------------------------------------
    13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    8.5%
--------------------------------------------------------------------------------
    14         TYPE OF REPORTING PERSON*

                    PN
--------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

-----------------------                                   ----------------------
CUSIP No. 925391104                    13D                    Page 3 of 28 Pages
-----------------------                                   ----------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                                      NEWCASTLE CAPITAL MANAGEMENT, L.P.
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) /X/
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*
                    OO
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                    TEXAS
--------------------------------------------------------------------------------
  NUMBER OF        7      SOLE VOTING POWER
   SHARES
BENEFICIALLY                   3,050,700
  OWNED BY     -----------------------------------------------------------------
    EACH           8      SHARED VOTING POWER
 REPORTING
PERSON WITH                    - 0 -
               -----------------------------------------------------------------
                   9      SOLE DISPOSITIVE POWER

                               3,050,700
               -----------------------------------------------------------------
                  10      SHARED DISPOSITIVE POWER

                               - 0 -
--------------------------------------------------------------------------------
    11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                    3,050,700
--------------------------------------------------------------------------------
    12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
               SHARES*                                                       / /
--------------------------------------------------------------------------------
    13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    8.5%
--------------------------------------------------------------------------------
    14         TYPE OF REPORTING PERSON*

                    PN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

-----------------------                                   ----------------------
CUSIP No. 925391104                   13D                    Page 4 of 28 Pages
-----------------------                                   ----------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                                      NEWCASTLE CAPITAL GROUP, L.L.C.
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) /X/
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*
                    OO
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 /X/
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                    TEXAS
--------------------------------------------------------------------------------
  NUMBER OF        7      SOLE VOTING POWER
   SHARES
BENEFICIALLY                   3,050,700
  OWNED BY     -----------------------------------------------------------------
    EACH           8      SHARED VOTING POWER
 REPORTING
PERSON WITH                    - 0 -
               -----------------------------------------------------------------
                   9      SOLE DISPOSITIVE POWER

                               3,050,700
               -----------------------------------------------------------------
                  10      SHARED DISPOSITIVE POWER

                               - 0 -
--------------------------------------------------------------------------------
    11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                    3,050,700
--------------------------------------------------------------------------------
    12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
               SHARES*                                                       / /
--------------------------------------------------------------------------------
    13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    8.5%
--------------------------------------------------------------------------------
    14         TYPE OF REPORTING PERSON*

                    OO
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

-----------------------                                   ----------------------
CUSIP No. 925391104                   13D                    Page 5 of 28 Pages
-----------------------                                   ----------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                                      MARK E. SCHWARZ
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) /X/
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*
                    OO
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                    USA
--------------------------------------------------------------------------------
  NUMBER OF        7      SOLE VOTING POWER
   SHARES
BENEFICIALLY                   3,050,700
  OWNED BY     -----------------------------------------------------------------
    EACH           8      SHARED VOTING POWER
 REPORTING
PERSON WITH                    - 0 -
               -----------------------------------------------------------------
                   9      SOLE DISPOSITIVE POWER

                               3,050,700
               -----------------------------------------------------------------
                  10      SHARED DISPOSITIVE POWER

                               - 0 -
--------------------------------------------------------------------------------
    11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                    3,050,700
--------------------------------------------------------------------------------
    12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
               SHARES*                                                       / /
--------------------------------------------------------------------------------
    13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    8.5%
--------------------------------------------------------------------------------
    14         TYPE OF REPORTING PERSON*

                    IN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

-----------------------                                   ----------------------
CUSIP No. 925391104                   13D                    Page 6 of 28 Pages
-----------------------                                   ----------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                                      JAMES C. EPSTEIN
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) /X/
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*

--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                    USA
--------------------------------------------------------------------------------
  NUMBER OF        7      SOLE VOTING POWER
   SHARES
BENEFICIALLY                   3,050,700**
  OWNED BY     -----------------------------------------------------------------
    EACH           8      SHARED VOTING POWER
 REPORTING
PERSON WITH                    - 0 -
               -----------------------------------------------------------------
                   9      SOLE DISPOSITIVE POWER

                               3,050,700**
               -----------------------------------------------------------------
                  10      SHARED DISPOSITIVE POWER

                               - 0 -
--------------------------------------------------------------------------------
    11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                    3,050,700**
--------------------------------------------------------------------------------
    12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
               SHARES*                                                       / /
--------------------------------------------------------------------------------
    13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    8.5%
--------------------------------------------------------------------------------
    14         TYPE OF REPORTING PERSON*

                    IN
================================================================================

--------------------
**  Constitutes  the  3,050,700  shares of Common  Stock  beneficially  owned by
Newcastle  Partners,  L.P. Mr. Epstein disclaims any pecuniary  interest in such shares.

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

-----------------------                                   ----------------------
CUSIP No. 925391104                   13D                    Page 7 of 28 Pages
-----------------------                                   ----------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION  NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                                      MARK J. MORRISON
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) /X/
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*

--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                    USA
--------------------------------------------------------------------------------
  NUMBER OF        7      SOLE VOTING POWER
   SHARES
BENEFICIALLY                   3,050,700**
  OWNED BY     -----------------------------------------------------------------
    EACH           8      SHARED VOTING POWER
 REPORTING
PERSON WITH                    - 0 -
               -----------------------------------------------------------------
                   9      SOLE DISPOSITIVE POWER

                               3,050,700**
               -----------------------------------------------------------------
                  10      SHARED DISPOSITIVE POWER

                               - 0 -
--------------------------------------------------------------------------------
    11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                    3,050,700**
--------------------------------------------------------------------------------
    12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
               SHARES*                                                       / /
--------------------------------------------------------------------------------
    13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    8.5%
--------------------------------------------------------------------------------
    14         TYPE OF REPORTING PERSON*

                    IN
================================================================================

--------------------
**  Constitutes  the  3,050,700  shares of Common  Stock  beneficially  owned by
Newcastle  Partners,  L.P. Mr. Morrison disclaims any pecuniary interest in such shares.

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

-----------------------                                   ----------------------
CUSIP No. 925391104                   13D                    Page 8 of 28 Pages
-----------------------                                   ----------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION  NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                                      STEVEN J. PULLY
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) /X/
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*

--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                    USA
--------------------------------------------------------------------------------
  NUMBER OF        7      SOLE VOTING POWER
   SHARES
BENEFICIALLY                   3,050,700**
  OWNED BY     -----------------------------------------------------------------
    EACH           8      SHARED VOTING POWER
 REPORTING
PERSON WITH                    - 0 -
               -----------------------------------------------------------------
                   9      SOLE DISPOSITIVE POWER

                               3,050,700**
               -----------------------------------------------------------------
                  10      SHARED DISPOSITIVE POWER

                               - 0 -
--------------------------------------------------------------------------------
    11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                    3,050,700**
--------------------------------------------------------------------------------
    12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
               SHARES*                                                       / /
--------------------------------------------------------------------------------
    13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    8.5%
--------------------------------------------------------------------------------
    14         TYPE OF REPORTING PERSON*

                    IN
================================================================================

--------------------
**  Constitutes  the  3,050,700  shares of Common  Stock  beneficially  owned by
Newcastle  Partners,  L.P. Mr. Pully  disclaims any  pecuniary  interest in such shares.

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

-----------------------                                   ----------------------
CUSIP No. 925391104                    13D                    Page 9 of 28 Pages
-----------------------                                   ----------------------

         The following  constitutes  Amendment No. 4 ("Amendment  No. 4") to the
Schedule 13D filed by the undersigned.  This Amendment No. 4 amends the Schedule
13D as specifically set forth.

         Item 2 is hereby amended to add the following:

                  In  connection  with the  Settlement  Agreement  described and defined in Item 4, NP  withdrew  its  nomination  of James C.  Epstein,  Mark J.
Morrison  and Steven J. Pully (the  "Nominees")  for election at the 2005 annual meeting of  stockholders  of the Issuer held on November  17, 2005 (the  "Annual
Meeting")  and the Issuer agreed to appoint Mark E. Schwarz and Mark J. Morrison to the Board of Directors  following the Annual  Meeting.  Accordingly,  Messrs.
Epstein  and Pully are no longer  members of the  Section  13(d) group and shall cease to be Reporting  Persons  immediately  after the filing of this Statement.
NP, NCM,  NCG, Mr.  Schwarz and Mr.  Morrison  will  continue  filing as a group statements  on  Schedule  13D with  respect  to their  beneficial  ownership  of securities of the Issuer to the extent required by applicable law.

         Item 4 is hereby amended to add the following:

                  On November 17,  2005,  the  Reporting  Persons and the Issuer
(together,  the "Parties")  entered into a Settlement  and Standstill  Agreement
(the  "Settlement  Agreement"),  a copy of which is attached hereto as Exhibit 6 and is incorporated herein by reference.  Pursuant to the Settlement  Agreement, the  Reporting  Persons  agreed to withdraw  their  Nominees for election at the
Annual Meeting and their stockholder proposal recommending to the Issuer's Board of  Directors  (the  "Board")  that the Issuer  reimburse NP for all expenses it incurred in connection with the proxy  solicitation to elect the Nominees at the
Annual Meeting. The Reporting Persons agreed to cause all shares of Common Stock beneficially  owned by the Reporting  Persons to be present for quorum  purposes and to be voted in favor of Tambra L.G. Bailie,  Norman W. Gayle III and Michael
J. Gough (collectively, the "Vesta Nominees") at the Annual Meeting. The Parties
agreed that within three business days following  election of the Vesta Nominees at the Annual  Meeting,  (i) the Board will  increase the size of the Board from nine members to ten members, (ii) Norman W. Gayle III will resign as a Class III director of the Board,  (iii) the Board will appoint Norman W. Gayle III to fill the  vacancy in Class I of the Board,  and (iv) the Board will  appoint  Mark J.
Morrison and Mark E. Schwarz to fill two resulting vacancies in Class III of the
Board.  The Reporting  Persons agreed that during the five months  following the date of the  Settlement  Agreement  (the  "Standstill  Period"),  they will not, without the prior written  consent of the Issuer,  directly or  indirectly,  (i)
purchase,  cause to be purchased,  or otherwise acquire or agree to acquire,  or become or agree to become the beneficial owner of any shares of Common Stock and any securities  convertible  into shares of Common Stock if such purchases would result  in the  Reporting  Persons  owning  more  than  9.5% of the  issued  and outstanding  Common  Stock of the  Issuer  or (ii)  sell,  cause to be sold,  or otherwise  dispose of or agree to dispose of, or divest themselves of beneficial ownership  of or agree to divest  themselves  of  beneficial  ownership  of, any securities  issued by the Issuer,  including any Common Stock and any securities convertible into or exchangeable for Common Stock or any other equity securities of the  Issuer,  except  that the  Reporting  Persons may sell any or all of the shares of Common Stock  beneficially owned by the Reporting Persons in brokerage transactions  involving  100,000 or fewer shares if, in the reasonable belief of

-----------------------                                   ----------------------
CUSIP No. 925391104                    13D                   Page 10 of 28 Pages
-----------------------                                   ----------------------

the  Reporting  Persons,  such  shares  are not  being  accumulated  by a single purchaser or group of purchasers acting together, provided, however, that during the Standstill Period the aggregate number of shares of Common Stock sold by the
Reporting  Persons  shall not  exceed  1% of the  outstanding  Common  Stock per calendar week.  During the  Standstill  Period,  the Reporting  Persons are also restricted from taking specified actions with respect to their investment in the
Issuer as set forth in further  detail in the  Settlement  Agreement;  provided, however,  that there is no limitation on the Reporting  Persons' ability to take action  with  respect to the  Issuer's  2006  annual  meeting  of  stockholders, including,  but not limited to, nominating  directors for election or submitting stockholder  proposals for  consideration at the Issuer's 2006 annual meeting of stockholders  or soliciting  proxies or written  consents of  stockholders  with respect to the  Issuer's  Common  Stock  relating to the 2006 annual  meeting of stockholders.  In connection with the Settlement Agreement,  the Chairman of the
Annual Meeting submitted a proposal, for stockholder approval, recommending that
NP be  reimbursed  for  up to  $400,000  of the  expenses  it  has  incurred  in connection  with its  solicitation  of  proxies  for the  Annual  Meeting.  Upon execution  of the  Settlement  Agreement,  the  Parties  agreed  that they would execute and promptly file with the United States  District  Court for the Middle
District  of  Florida,   Tampa  Division,  a  Notice  of  Settlement  and  Joint
Stipulation  for  Dismissal  with  Prejudice  and that the Issuer  shall take no further actions to challenge the preliminary determination or final order issued in the State of  Florida  Office of  Insurance  Regulation  proceedings  and the
Issuer shall remove its objection to the current result of such proceedings. The
Settlement  Agreement  also  includes  a mutual  release of claims  between  the
Reporting Persons and the Issuer.  In accordance with the Settlement  Agreement, the Parties issued on November 17, 2005 a press release announcing the execution of the Settlement  Agreement,  the form of which is attached hereto as Exhibit 7 and is incorporated herein by reference.

         Item 6 is hereby amended to add the following:

                  Reference  is made to the  Settlement  Agreement  defined  and described in Item 4.

         Item 7 is hereby amended to add the following exhibits:

                  6.  Settlement and  Standstill  Agreement by and between Vesta
                      Insurance Group, Inc., Newcastle Partners, L.P., Newcastle
                      Capital Management, L.P., Newcastle Capital Group, L.L.C.,
                      Mark E. Schwarz,  Mark J.  Morrison,  James C. Epstein and
                      Steven J. Pully, dated November 17, 2005.

                  7.  Press release, dated November 17, 2005.

-----------------------                                   ----------------------
CUSIP No. 925391104                    13D                   Page 11 of 28 Pages
-----------------------                                   ----------------------

                                   SIGNATURES

                  After reasonable  inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this
Statement is true, complete and correct.

Dated: November 21, 2005                 NEWCASTLE PARTNERS, L.P.

                                         By: Newcastle Capital Management, L.P.,
                                             its General Partner

                                         By: Newcastle Capital Group, L.L.C.,
                                             its General Partner

                                         By: /s/ Mark E. Schwarz
                                             -----------------------------------
                                             Mark E. Schwarz, Managing Member

                                         NEWCASTLE CAPITAL MANAGEMENT, L.P.

                                         By: Newcastle Capital Group, L.L.C.,
                                             its General Partner

                                         By: /s/ Mark E. Schwarz
                                             -----------------------------------
                                             Mark E. Schwarz, Managing Member

                                         NEWCASTLE CAPITAL GROUP, L.L.C.

                                         By: /s/ Mark E. Schwarz
                                             -----------------------------------
                                             Mark E. Schwarz, Managing Member

                                         /s/ MARK E. SCHWARZ
                                         ---------------------------------------
                                         MARK E. SCHWARZ

                                         /s/ JAMES C. EPSTEIN
                                         ---------------------------------------
                                         JAMES C. EPSTEIN

                                         /s/ MARK J. MORRISON
                                         ---------------------------------------
                                         MARK J. MORRISON

                                         /s/ STEVEN J. PULLY
                                         ---------------------------------------
                                         STEVEN J. PULLY

-----------------------                                   ----------------------
CUSIP No. 925391104                    13D                   Page 12 of 28 Pages
-----------------------                                   ----------------------

                                  EXHIBIT INDEX

                           Exhibit                                       Page
                           -------                                       ----

1.       Director Nomination Letter from Newcastle Partners, L.P.
         to Vesta Insurance Group, Inc., dated March 21, 2005
         (previously filed).                                               --

2.       Joint Filing and Solicitation Agreement, dated March 21,
         2005 (previously filed).                                          --

3.       Letter from Newcastle Partners, L.P. to the Corporate
         Secretary of Vesta Insurance Group, Inc., dated July 8,
         2005, requesting a stockholders list and other corporate
         records (previously filed).                                       --

4.       Complaint filed on July 8, 2005 with the Delaware Court of
         Chancery (previously filed).                                      --

5.       Director  Nomination Letter from Newcastle Partners, L.P.
         to Vesta Insurance Group, Inc., dated September 28, 2005
         (previously filed).                                               --

6.       Settlement and Standstill Agreement by and between Vesta
         Insurance Group, Inc., Newcastle Partners, L.P., Newcastle
         Capital Management, L.P., Newcastle Capital Group,
         L.L.C., Mark E. Schwarz, Mark J. Morrison, James C.
         Epstein and Steven J. Pully, dated November 17, 2005.          13 to 27

7.       Press release, dated November 17, 2005.                           28

-----------------------                                   ----------------------
CUSIP No. 925391104                    13D                   Page 13 of 28 Pages
-----------------------                                   ----------------------

                       SETTLEMENT AND STANDSTILL AGREEMENT

         This AGREEMENT, dated as of November 17, 2005 (this "AGREEMENT"), is by and between Vesta Insurance Group, Inc., a Delaware corporation  ("VESTA"),  and the entities listed on SCHEDULE A hereto  (collectively,  the "NEWCASTLE  GROUP"
and together with Vesta the "PARTIES" and each a "PARTY").

         WHEREAS,  the  Newcastle  Group is the  beneficial  owner of  3,050,700 shares of common stock, par value $0.01 per share, of Vesta (the "NEWCASTLE HELD
SHARES"); and

         WHEREAS,  the Vesta Board  currently  has nine (9) seats  (including an existing  vacancy  in Class I,  (the  "EXISTING  CLASS I  VACANCY")),  which are divided into three (3) classes, each having three (3) seats. Class I has two (2)
directors, whose terms expire in 2006, and one (1) vacancy ("CLASS I"); Class II has three (3) directors,  whose terms expire in 2007 ("CLASS II"); and Class III has three (3) directors, whose terms expire in 2005 ("CLASS III");

         WHEREAS, there is currently scheduled for November 17, 2005, the annual meeting of Vesta  stockholders  (the "2005 ANNUAL  MEETING") to consider,  among other things, the election of three (3) individuals to the Board of Directors of
Vesta (the "VESTA Board");

         WHEREAS, by letter dated September 28, 2005,  Newcastle Partners,  L.P.
("NEWCASTLE  PARTNERS") purported to provide notice to Vesta of its intention to nominate James C. Epstein,  Mark J. Morrison and Steven J. Pully for election as directors of Vesta at the 2005 Annual Meeting (the "STOCKHOLDER NOMINATIONS");

         WHEREAS,  the Newcastle  Group has filed a preliminary  proxy statement
(as amended,  the "NEWCASTLE PROXY  STATEMENT") with the Securities and Exchange
Commission (the "SEC")  signaling its intention to solicit proxies in connection with (1) the Stockholder  Nominations and (2) a purported  stockholder  proposal recommending to the Vesta Board that Newcastle be reimbursed for all expenses it incurs in  connection  with its  solicitation  of  proxies  for the 2005  Annual
Meeting (the "NEWCASTLE PROPOSAL");

         WHEREAS, on September 20, 2005, Vesta publicly announced that the Vesta
Board had nominated for re-election Tambra L.G. Bailie,  Norman W. Gayle III and
Michael J. Gough  (collectively,  the "VESTA NOMINEES"),  each to serve as Class
III directors through Vesta's annual meeting of stockholders to be held in 2008;

         WHEREAS,  subject to and based upon the understanding contained in this
Agreement,  Newcastle  Partners  intends  hereby  to  withdraw  the  Stockholder
Nominations and refrain from (1) soliciting  proxies in connection with the 2005
Annual Meeting and (2) contesting the election of the Vesta Nominees at the 2005
Annual Meeting;

         WHEREAS,  a dispute has arisen  between Vesta and the  Newcastle  Group regarding  Florida  Statute Section  628.461,  which dispute has resulted in (1)
litigation  pending in the United States  District Court for the Middle District
of Florida,  Tampa Division,  captioned VESTA INSURANCE GROUP, INC. V. NEWCASTLE
PARTNERS, L.P., Case No.  8:05-CV-1680-T-27MSS  (the "FLORIDA LITIGATION");  and

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(2) an administrative proceeding before the State of Florida Office of Insurance
Regulation  (the "FOIR"),  captioned IN THE MATTER OF:  ACQUISITION OF SHARES OF
VESTA INSURANCE  GROUP,  INC., BY NEWCASTLE  PARTNERS,  L.P., Case. No. 82685-05
(the "FOIR PROCEEDING");

         WHEREAS,  the Parties have determined that the interests of the Parties and the  stockholders  of Vesta  would best be served by  avoiding  the  further expense  and  disruption  that  could be  expected  to result  from the  Florida
Litigation, the FOIR Proceeding and a contested election; and

         WHEREAS, the Parties intend to provide hereby for, among other matters,
(1) the full support  from all parties of the Vesta  Nominees in the election to take  place  at the 2005  Annual  Meeting;  and (2)  following  the 2005  Annual meeting,  (a) the enlargement of the Vesta Board from nine (9) to ten (10) seats creating a new  directorship  in Class III; and (b) the  appointment  of Mark J.
Morrison and Mark E. Schwarz,  as Class III  directors,  to the Vesta Board (the final  product  of (1)  and  (2)  being  the  "NEW  VESTA  BOARD  COMPOSITION").
Furthermore,  Vesta and the  Newcastle  Group  desire to  otherwise  resolve all matters between them, including those matters at issue in or with respect to the
Stockholder Nominations, the Florida Litigation, and the FOIR Proceeding.

         NOW, THEREFORE, in consideration of the mutual covenants and agreements contained herein, and for other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged,  the Parties hereto hereby agree as follows:

SECTION 1.  REPRESENTATIONS.

         (a)      REPRESENTATIONS   AND   WARRANTIES  OF  VESTA.   Vesta  hereby
represents and warrants to the Newcastle Group that this Agreement has been duly authorized,  executed  and  delivered  by  Vesta,  and is a  valid  and  binding obligation of Vesta, enforceable against Vesta in accordance with its terms.

         (b)      REPRESENTATIONS  AND WARRANTIES OF THE NEWCASTLE  GROUP.  Each
member of the Newcastle Group hereby represents and warrants to Vesta that:

                  (i)      this Agreement has been duly authorized, executed and
         delivered  by each member of the  Newcastle  Group,  and is a valid and binding  obligation of each member of the Newcastle Group,  enforceable against  each  member of the  Newcastle  Group in  accordance  with its terms;

                  (ii)     except  for the  Newcastle  Held  Shares,  which  are
         beneficially  owned  solely by the  members of the  Newcastle  Group as indicated  in their  Schedule  13D filed with the SEC, as  amended,  no
         Affiliate or Associate (as such terms are  hereinafter  defined) of any member of the Newcastle Group may be deemed the "beneficial  owner" (as such term is  hereinafter  defined) of any shares of the Common  Stock, par value $0.01, of Vesta ("VESTA COMMON STOCK")  (including any direct or indirect  rights,  options or  agreements  to acquire  Vesta  Common

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         Stock) or has any rights, options or agreements to acquire or vote, any other Vesta Common Stock; and

                  (iii)    all of the  information  contained in the preliminary
         proxy statement amendment,  filed by the Newcastle Group, with the SEC, on October 17, 2005,  is true,  accurate,  complete and in all material respects not misleading.

         (c)      CERTAIN DEFINITIONS. For purposes of this Agreement: the terms
"AFFILIATE" and "ASSOCIATE" shall have the respective meanings set forth in Rule
12b-2  promulgated  by the SEC under the  Securities  Exchange  Act of 1934,  as amended (the "EXCHANGE ACT");  the terms  "BENEFICIAL  OWNER" and  "BENEFICIALLY
OWN" shall have the same meanings as set forth in Rule 13d-3  promulgated by the
SEC under the Exchange Act,  except that a person shall also be deemed to be the beneficial  owner of all Vesta  Common  Stock that such  person has the right to acquire pursuant to the exercise of any rights in connection with any securities or any  agreement,  regardless  of when such rights may be exercised and whether they are  conditional;  and the  terms  "PERSON"  or  "PERSONS"  shall  mean any
individual,   corporation   (including   not-for-profit),   general  or  limited
partnership,  limited liability or unlimited  liability company,  joint venture, estate, trust, association, organization or other entity of any kind or nature.

SECTION 2.  DIRECTORS.

         (a)      NEW VESTA  BOARD  COMPOSITION.  In order to achieve  New Vesta
Board  Composition,  the  Newcastle  Group and Vesta agree that within three (3)
business  days  following  election  of the Vesta  Nominees  at the 2005  Annual
Meeting,  the Parties will effect the following  steps: (1) the Vesta Board will increase  the size of the Vesta  Board  from nine (9) to ten (10)  members;  (2)
Norman W. Gayle III will  resign as a Class III  director;  (3) the Vesta  Board will  appoint  Norman W. Gayle III to fill the  Existing  Class I Vacancy on the
Vesta Board;  and (4) the Vesta Board will appoint Mark J.  Morrison and Mark E.
Schwarz to fill two (2) resulting vacancies in Class III.

SECTION 3.  2005 ANNUAL MEETING.

         (a)      THE ELECTION OF THE VESTA NOMINEES.  The Newcastle Group shall cause all shares of the  Newcastle  Held Shares and any other Vesta Common Stock beneficially  owned  by  the  members  of  the  Newcastle  Group,  and/or  their respective  Affiliates or Associates,  as of the record date for the 2005 Annual
Meeting, to be present for quorum purposes and to be voted in favor of the Vesta
Nominees at the 2005 Annual Meeting.

         (b)      THE REIMBURSEMENT  PROPOSAL.  At the 2005 Annual Meeting,  the
Chairman of the 2005 Annual Meeting will submit,  for  stockholder  approval,  a proposal  recommending to the Vesta Board that Newcastle  Partners be reimbursed for up to  $400,000  of the  expenses it has  incurred  in  connection  with its solicitation  of  proxies  for  the  2005  Annual  Meeting  (the  "REIMBURSEMENT
PROPOSAL").  Both Norman W. Gayle,  III and Donald W. Thornton  agree to abstain from  voting  their  shares of Vesta  Common  Stock,  whether  held  directly or indirectly,  on the  Reimbursement  Proposal and shall not  authorize  any other person to vote on the Reimbursement Proposal.

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SECTION 4.  ACQUISITION OF AND DISPOSITION OF STOCK.

         (a)      LIMITS ON ACQUISITION AND DISPOSITION OF STOCK. Each member of the Newcastle  Group  covenants and agrees that, from and after the date of this
Agreement and until the expiration of the Standstill  Period,  as defined below, neither it nor any of its  Affiliates  or  Associates  will,  without  the prior written consent of Vesta  specifically  expressed in a vote adopted by the Vesta
Board, directly or indirectly:

                  (i)      purchase, cause to be purchased, or otherwise acquire
         or agree to acquire,  or become or agree to become the beneficial owner of any securities issued by Vesta, including any Vesta Common Stock and any securities  convertible into or exchangeable for Vesta Common Stock or any other equity  securities of Vesta if such purchases would result in the Newcastle  Group  (together with any Affiliates or Associates of
         any  member  of  the  Newcastle   Group)  owning  more  than  nine  and
         five-tenths  percent (9.5%) of the issued and outstanding  Vesta Common
         Stock;

                  (ii)     sell,  cause to be sold,  or otherwise  dispose of or
         agree to dispose of, or divest  itself of  beneficial  ownership  of or agree to divest  itself of  beneficial  ownership  of,  any  securities issued by Vesta,  including  any Vesta Common Stock and any  securities convertible  into or  exchangeable  for Vesta Common Stock or any other equity  securities  of Vesta  except as follows:  The  Newcastle  Group members may sell any or all of the  Newcastle  Held Shares in brokerage transactions  involving  100,000 or fewer shares if, in the  reasonable belief of the Newcastle Group, such shares are not being accumulated by a single purchaser or group of purchasers  acting  together,  provided, however,  that during the  Standstill  Period the  aggregate  number of shares of Vesta  Common  Stock sold by the  Newcastle  Group  shall not exceed one  percent  (1%) of the  outstanding  Vesta  Common  Stock per calendar week.

         (b)      EQUAL  TREATMENT.  Subject to the terms of this SECTION 4, if, during the Standstill  Period,  Vesta should seek to raise capital through a PRO
RATA  offering  to all  holders  of Vesta  Common  stock of rights  to  purchase additional  shares of Vesta Common Stock,  the Newcastle Group will be permitted to  participate  in such rights  offering on the same terms as other  holders of
Vesta Common  Stock.  Notwithstanding  the forgoing,  nothing  contained in this
Agreement  will (A) affect the operation of the Rights  Agreement  between Vesta and First Chicago Trust Company as Rights Agent, dated June 15, 2000, as amended
(the "RIGHTS  PLAN");  or (b) permit the Newcastle  Group to  participate in any offering of rights or other Vesta  securities in connection with the Rights Plan from which the Newcastle Group would have otherwise been excluded.

         (c)      If at any time before the 2008 Vesta stockholders meeting, the
Newcastle  Group's ownership of Vesta Common Stock falls below five percent (5%)
of the issued and  outstanding  Vesta  Common  Stock as a result of any sales of
Vesta  Common  Stock by any member of the  Newcastle  Group (as  opposed to as a result of any offering of Vesta securities by Vesta  including,  but not limited to, any stock dividend),  Mark J. Morrison and Mark E. Schwarz shall immediately resign from the Vesta Board.

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SECTION 5.  EXPENSES

         If the Reimbursement Proposal is approved by a majority of shares voted on the Reimbursement  Proposal (abstentions shall not be deemed to count for the purposes of this  calculation),  then within ten (10)  business  days  following
Vesta's  receipt  of  (1)  a  final  report   confirming  the  approval  of  the
Reimbursement  Proposal from the  inspectors of the election for the 2005 Annual
Meeting  (employees  of IVS  Associates  Inc.) or (2) a reasonably  satisfactory documentation  of the expenses  described  in this SECTION 5 from the  Newcastle
Group, whichever is received later, Vesta will reimburse the Newcastle Group for its reasonable  out-of-pocket  fees and expenses  incurred (a) in performing the actions  required under this Agreement and (b) through the date of the execution this Agreement,  in connection  with its activities  relating to the 2005 Annual
Meeting  relating  to:  (1)  the  nomination  or  election  of  directors,   the
solicitation of proxies and any acts or filings in connection therewith; (2) the litigation before the Delaware Court of Chancery captioned  NEWCASTLE  PARTNERS,
L.P. V. VESTA INSURANCE GROUP, INC., C.A. No. 1485N; and (3) the negotiation and execution  of this  Agreement,  provided  such  reimbursement  shall not  exceed
$400,000 in the  aggregate.  Notwithstanding  anything in this  Agreement to the contrary,  Vesta  shall not  reimburse  the  Newcastle  Group  for any  expenses incurred in connection with the FOIR Proceeding or the Florida Litigation or any appeals associated with either of those two actions.

SECTION 6.  STANDSTILL ARRANGEMENTS.

         (a)      Each member of the  Newcastle  Group agrees  that,  during the five (5) months following the date of this Agreement (the "STANDSTILL  PERIOD"), neither it nor any of its  Affiliates  or  Associates  will,  without  the prior written  consent of Vesta,  directly or indirectly,  solicit,  request,  advise, assist or encourage others to:

                  (i)      form,  join in or in any other way  participate  in a
         "partnership,  limited  partnership,  syndicate or other group"  (other than the Newcastle Group) within the meaning of Section 13(d)(3) of the
         Exchange  Act with  respect  to any  shares  of Vesta  Common  Stock or deposit any shares of Vesta  Common  Stock in a voting trust or similar arrangement  or subject any shares of Vesta  Common Stock to any voting
         agreement  or  pooling   arrangement,   other  than  pursuant  to  this
         Agreement;

                  (ii)     solicit  proxies or written  consents of stockholders
         with respect to Vesta Common Stock under any circumstances, or make, or in any way  participate in, any  "solicitation"  of any "proxy" to vote any shares of Vesta  Common  Stock,  or become a  "participant"  in any contested solicitation with respect to Vesta (as such terms are defined or used in Rule  14a-1 and Item 4 of  Schedule  14A under the  Exchange
         Act),  or seek to advise or  influence  any person with  respect to the voting, holding or disposition of any shares of Vesta Common Stock;

                  (iii)    seek to call, or to request the call of, a meeting of
         the  stockholders  of Vesta,  or seek to make,  or make, a  stockholder proposal at any meeting of the  stockholders of Vesta or make a request for a list of Vesta's stockholders;

                  (iv)     commence or announce  any  intention  to commence any
         tender offer for any shares of Vesta Common Stock, or file with or send to the SEC a Schedule 13D or any  amendments  to any Schedule 13D under the Exchange Act with respect to Vesta Common Stock to reflect  changes

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         to the  disclosures  set forth  therein and exhibits  filed  therewith, except (A) for an  amendment  to the Schedule 13D filed with the SEC by the  Newcastle  Group with  respect to the  Newcastle  Held Shares (the
         "CURRENT  SCHEDULE 13D") to reflect this  Agreement,  provided that the
         Newcastle  Group shall,  prior to the filing of any such amendment with the SEC,  provide Vesta with a copy of such amendment as it is proposed to be so filed  and a  reasonable  opportunity  to review  and  comment thereon, and (B) to the extent such amendment is filed solely to report one or a  combination  of  other  actions  (if any)  permitted  by this
         Agreement or authorized by Vesta in writing prior to the filling of the amendment.  In addition, the Newcastle Group may file a Schedule 13D to comply with  amendments  after the date hereof to Section  13(d) of the
         Exchange  Act,  to the rules  promulgated  thereunder,  or to the SEC's interpretation  of either of the  foregoing (it being  understood  that nothing  contained in this Section  6(a)(iv)  shall be deemed to permit
         any  action  or  disclosure  that  is  otherwise   prohibited  by  this
         Agreement).  Such  permitted  amendments  shall be  referred  to as the
         "PERMITTED  SCHEDULE  13D  AMENDMENTS."  In no case shall Item 4 of the
         Current Schedule 13D be amended,  except as otherwise permitted by this
         Section 6(a)(iv);

                  (v)      take any  action or form any  intention  which  would
         require an amendment to the Current Schedule 13D (other than amendments containing only Permitted Schedule 13D Amendments);

                  (vi)     make a proposal  or bid with  respect to, or announce
         any intention or desire to make, or publicly make or disclose, cause to be made or disclosed publicly, any proposal or bid with respect to, the acquisition of any substantial portion of the assets of Vesta or of all or any portion of the  outstanding  Vesta Common Stock,  or any merger,
         consolidation,     other    business    combination,     restructuring,
         recapitalization,   liquidation  or  other  extraordinary   transaction
         involving Vesta;

                  (vii)    act alone or in concert  with others to seek  control
         or influence in any manner the management,  the Vesta Board  (including the  composition  thereof)  or the  business,  operation  or affairs of
         Vesta; provided,  however, that nothing contained herein shall prohibit
         Mark J. Morrison and Mark E. Schwarz from  exercising  their duties and obligations as directors of Vesta; or

                  (viii)   publicly disclose,  or cause or facilitate the public
         disclosure   (including  by  disclosure  to  any  journalist  or  other representative  of media) of, any request,  or  otherwise  seek (in any manner  that  would  require  public  disclosure  by any  member of the
         Newcastle Group or its Affiliates or Associates),  to obtain any waiver or consent under, or any amendment of, any provision of this Agreement.

         (b)      THE 2006 ANNUAL MEETING. Nothing in this SECTION 6 shall limit the actions of any member of the Newcastle Group from  nominating  directors for election at or submitting  shareholder  proposals for  consideration at the 2006
Annual Meeting of Vesta's stockholders or soliciting proxies or written consents of  stockholders  with respect to Vesta Common Stock,  or making,  or in any way participating in any  "solicitation"  of any "proxy" to vote any shares of Vesta
Common Stock, or becoming a  "participant"  in any contested  solicitation  with respect to Vesta (as such terms are  defined or used in Rule 14a-1 and Item 4 of
Schedule 14A under the  Exchange  Act),  or seeking to advise or  influence  any

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person with respect to the voting, holding or disposition of any shares of Vesta
Common Stock relating to the 2006 annual meeting of Vesta's stockholders.

SECTION 7.  WITHDRAWAL STOCKHOLDER NOMINATION AND PROPOSAL.

         Upon the  execution  of this  Agreement,  the  Newcastle  Group  hereby withdraws  the  Stockholder  Nominations  and the  Newcastle  Proposal and shall immediately cease all efforts,  direct or indirect, in furtherance of either the
Stockholder  Nominations or the Newcastle Proposal and any related  solicitation and shall not vote, deliver or otherwise use any proxies heretofore  obtained to the extent such proxies constitute votes against any of the 2005 Nominees at the
2005 Annual Meeting.

SECTION 8.  THE CONDUCT AGREEMENT.

         The Parties agree that the provisions of this Agreement shall supersede and  replace  any  provision  of  the  Agreement  Relating  to  the  Meeting  of
Stockholders  of Vesta  Insurance  Group,  Inc. by and among the  parties  dated
November 16, 2005 (the "CONDUCT AGREEMENT") that conflicts or overlaps in anyway with any provision of this  agreement.  Without  limiting the  generality of the forgoing,  specifically  (a)  Section  3(f) of the  Conduct  Agreement  shall be disregarded and deemed to be deleted;  (b) and references to the  "Reimbursement
Proposal" in the Conduct Agreement shall be deemed to refer to the Reimbursement
Proposal as defined in this Agreement as opposed to the "Reimbursement Proposal"
as defined in the Conduct Agreement;  and (c) the form of ballot attached to the
Conduct  Agreement is hereby amended and restated in the form attached hereto as
EXHIBIT A.

SECTION 9.  PRESS RELEASES AND OTHER PUBLIC STATEMENTS.

         During the Standstill  Period,  Vesta and the Newcastle  Group agree as follows:

                  (a)      Each member of the Newcastle Group agrees, subject to
         the requirements of applicable  federal  securities laws, to provide to
         Vesta an opportunity to review and comment on any press release, public filing or letter to Vesta's  stockholders  containing  statements about
         Vesta, prior to its public release.

                  (b)      Promptly after the execution of this  Agreement,  the
         Parties  shall  issue a press  release in the form  attached  hereto as
         EXHIBIT B.

SECTION 10.  FLORIDA LITIGATION AND FOIR PROCEEDING.

         Upon the execution of this Agreement:

                  (a)      The Parties will  execute and promptly  file with the
         United States District Court for the Middle District of Florida,  Tampa
         Division,  the Notice of Settlement and Joint Stipulation for Dismissal
         with Prejudice, in the forms attached hereto as EXHIBIT C; and

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                  (b)      Vesta shall take no further  actions to challenge the
         preliminary determination or final order issued in the FOIR Proceedings and Vesta shall remove its objection to the current  result of the FOIR
         Proceeding.  The  Newcastle  Group  shall  be  entitled,  in  its  sole discretion, to challenge the proposed fine.

SECTION 11.  POLICY AND PROCEDURES.

         At such  time as Mark J.  Morrison  and Mark E.  Schwarz  shall  become directors of Vesta in accordance  with the terms of this  Agreement,  they shall agree in writing to be bound by the terms and conditions of Vesta's policies and procedures  applicable to the Vesta Board  including its insider trading policy.
Any  grant of  options  by Vesta as a  result  of Mark J.  Morrison  and Mark E.
Schwarz  becoming a director of Vesta shall not be deemed to cause the Newcastle
Group to violate the provisions of SECTION 6 of this Agreement.

SECTION 12.  CONFIDENTIALITY.

         Each member of the Newcastle  Group (each, a "RECIPIENT")  acknowledges the  confidential  and proprietary  nature of the  Confidential  Information (as
defined  below),   agrees  to  hold  and  keep  the   Confidential   Information
confidential  as provided in this  Agreement  and  otherwise  agrees to each and every  restriction and obligation in this Agreement.  As used in this Agreement, the  term  "CONFIDENTIAL  INFORMATION"  means  and  includes  any and all of the information  concerning  the business and affairs of Vesta that may hereafter be disclosed  to  Recipient  by Vesta  or by the  directors,  officers,  employees, agents, consultants, advisors or other representatives, including legal counsel, accountants and financial advisors  ("REPRESENTATIVES")  of Vesta. To the extent
that  any  Confidential   Information  may  include  materials  subject  to  the
attorney-client  privilege,  Vesta is not waiving and will not be deemed to have waived or  diminished  its attorney  work-product  protections,  attorney-client privileges or similar  protections  and privileges as a result of disclosing any
Confidential  Information (including Confidential Information related to pending or threatened  litigation) to Recipient.  Recipient agrees that the Confidential
Information  (a)  will  be  kept   confidential  by  Recipient  and  Recipient's
Representatives and (b) without limiting the foregoing, will not be disclosed by
Recipient (except to such person's  Representatives  to the extent permitted by, and in accordance with, this Agreement) or by Recipient's Representatives to any person  except with the  specific  prior  written  consent of Vesta or except as expressly otherwise permitted by this Agreement. It is understood that Recipient
may   disclose   Confidential   Information   only  to  those   of   Recipient's
Representatives  who are informed by Recipient of the confidential nature of the
Confidential Information and the obligations of this Agreement.

         Confidential  Information  shall not include  information  which (a) is publicly known at the time of disclosure  through no breach of this Agreement or other  wrongful  act of the  Recipient;  or (b)  was  approved  for  release  by
Recipient by written authorization of Vesta.

         If  Recipient or any of  Recipient's  Representatives  becomes  legally compelled  (by oral  questions,  interrogatories,  requests for  information  or documents,  subpoena, civil or criminal investigative demand or similar process)
to make any  disclosure  that is  prohibited  or otherwise  constrained  by this
Agreement,  Recipient or such  Representative,  as the case may be, will provide
Vesta with notice, as promptly as practicable in light of the circumstances,  of such legal proceedings so that Vesta at its sole expense may seek an appropriate

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protective  order or other  appropriate  relief  or  waive  compliance  with the provisions  of  this  Agreement.  In  the  absence  of  a  protective  order  or
Recipient's receiving such a waiver from Vesta,  Recipient or its Representative
is  permitted  to  disclose   that  portion  (and  only  that  portion)  of  the
Confidential  Information  that  Recipient  or  the  Representative  is  legally compelled  to  disclose;  provided,  however,  that  Recipient  and  Recipient's
Representatives  must use reasonable  efforts to obtain reliable  assurance that confidential  treatment will be accorded by any person to whom any  Confidential
Information is so disclosed.

         Each Recipient  acknowledges  that it and its  Representatives  are (i)
aware  that the  United  States  securities  laws  prohibit  any  person who has material, non-public information concerning a company from purchasing or selling securities of such company or from  communicating  such information to any other person  under  circumstances  in which it is  reasonably  foreseeable  that such person is likely to purchase or sell such securities, and (ii) familiar with the
Exchange  Act, and that it and its  Representatives  will neither use, nor cause any third party to use, any  Confidential  Information in  contravention of such
Exchange Act.

         Upon the request of Vesta, immediately after either Vesta's 2008 annual meeting of  stockholders  or the  resignation  of Mark J.  Morrison  and Mark E.
Schwarz from the Vesta Board,  whichever occurs sooner,  (i) Recipient (A) shall promptly deliver to Vesta all documents or other materials disclosed by Vesta or
any  Vesta's   Representative   to  Recipient  or  Recipient's   Representatives
constituting  Confidential  Information,  together with all copies and summaries thereof in the  possession  or under the  control of  Recipient  or  Recipient's
Representatives,  and (B) will  destroy  materials  generated  by  Recipient  or
Recipient's   Representatives   that  include  or  refer  to  any  part  of  the
Confidential Information, without retaining a copy of any such material, or (ii)
alternatively,  if Vesta requests or consents to Recipient's request,  Recipient
will  destroy  all   documents  or  other  matters   constituting   Confidential
Information  in the  possession or under the control of Recipient or Recipient's
Representatives.  Any  such  destruction  pursuant  to  the  foregoing  must  be certified by an authorized officer of Recipient in writing to Vesta.

SECTION 13.  GENERAL RELEASE.

         (a)      Each member of the Newcastle  Group,  on its own behalf and on behalf of its Affiliates, Associates, successors, assigns, heirs, beneficiaries, attorneys,  partners,  limited  partners,  employees and agents (as  applicable)
(collectively, the "NEWCASTLE RELEASORS"), hereby releases and discharges Vesta, and its respective  directors,  officers and employees  (the "VESTA  RELEASEES")
from  any  and  all  charges,  complaints,  claims,  liabilities,   obligations,
promises, agreements,  controversies, damages, actions, causes of action, suits,
rights,   demands,   costs,  losses,  debts  and  expenses,   known  or  unknown
(collectively,  "CLAIMS"), which the Newcastle Releasors may have had or may now have,  own, or hold, or claim to have,  own, or hold against the Vesta Releasees up to the date of this Agreement. The Newcastle Releasors specifically waive any rights under any statute,  regulation or rule which  purports to limit the right of persons to release or waive unknown Claims.  Each of the Newcastle  Releasors represents and warrants  hereby that,  with the exception of the complaint filed by the  Newcastle  Group in the  Delaware  Court of  Chancery on July 7, 2005 to
compel  Vesta to hold an annual  meeting,  it has not filed  any  complaints  or charges  asserting any Claims against any of the Vesta Releasees with any local, state or  federal  agency  or court,  or  assigned  any such  Claim to any other person.  Each of the  Newcastle  Releasors  agrees never to sue any of the Vesta

-----------------------                                   ----------------------
CUSIP No. 925391104                    13D                   Page 22 of 28 Pages
-----------------------                                   ----------------------

Releasees or cause any of the Vesta  Releasees to be sued  regarding  any matter within the scope of this  General  Release.  If any of the  Newcastle  Releasors violates this General  Release by suing any Vesta  Releasee or causing any Vesta
Releasee  to be  sued,  the  undersigned  Newcastle  Releasors  agree to pay all reasonable  costs and  expenses of  defending  against the suit  incurred by the
Vesta Releasees, including reasonable attorneys' fees.

         (b)      Vesta,  on its own  behalf  and on behalf  of its  Affiliates,
Associates,  successors,  assigns, heirs,  beneficiaries,  attorneys,  partners, limited partners, employees and agents (as applicable) (collectively, the "VESTA
RELEASORS"), hereby releases and discharges each of the Newcastle Group, and its respective  directors,  officers and employees (the "NEWCASTLE  RELEASEES") from any and all Claims which the Vesta  Releasors may have had or may now have, own, or hold, or claim to have,  own, or hold against the  Newcastle  Releasees up to the date of this Agreement.  The Vesta Releasors  specifically  waive any rights under any  statute,  regulation  or rule  which  purports  to limit the right of persons  to  release  or  waive  unknown  Claims.  Each of the  Vesta  Releasors represents and warrants  hereby that,  with the exception of in connection  with the Florida Litigation and the FOIR Proceeding,  it has not filed any complaints or charges asserting any Claims against any of the Newcastle  Releasees with any local, state or federal agency or court, or assigned any such Claim to any other person.  Each of the Vesta  Releasors  agrees never to sue any of the  Newcastle
Releasees  or cause any of the  Newcastle  Releasees  to be sued  regarding  any matter within the scope of this General  Release.  If any of the Vesta Releasors violates  this General  Release by suing any  Newcastle  Releasee or causing any
Newcastle  Releasee to be sued, the undersigned Vesta Releasors agree to pay all reasonable  costs and  expenses of  defending  against the suit  incurred by the
Newcastle Releasees, including reasonable attorneys' fees.

         (c)      Each  of  the  undersigned   Newcastle   Releasors  and  Vesta
Releasors acknowledges that it has read the contents of the foregoing applicable
General Release,  that it has had the opportunity to review such General Release with counsel of its choice,  that it understands  the same and that it has given such General Release as its own free act and deed.

         (d)      Notwithstanding  anything  contained in this SECTION 13 to the contrary,  this SECTION 13 shall not apply to any Claim  arising out of a breach of the obligations contained in this Agreement.

SECTION 14.  REMEDIES.

         (a)      Each  Party  hereto  hereby   acknowledges   and  agrees  that
irreparable  harm  would  occur  in the  event  any of the  provisions  of  this
Agreement  were not performed in accordance  with their  specific  terms or were otherwise breached.  It is accordingly agreed that the Parties shall be entitled to specific relief hereunder,  including,  without limitation,  an injunction or injunctions  to prevent and enjoin  breaches of the provisions of this Agreement and to  enforce  specifically  the terms and  provisions  hereof in any state or federal court in the State of Delaware, in addition to any other remedy to which they may be entitled at law or in equity.  Any  requirements for the securing or posting of any bond with such remedy are hereby waived.

-----------------------                                   ----------------------
CUSIP No. 925391104                    13D                   Page 23 of 28 Pages
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         (b)      The  Parties   hereto  agree  that  any   actions,   suits  or
proceedings  arising out of or relating to this  Agreement  or the  transactions contemplated hereby shall be brought solely and exclusively in the courts of the
State of Delaware  and/or the courts of the United States of America  located in the State of Delaware (and the Parties agree not to commence any action, suit or proceeding  relating  thereto  except in such  courts),  and further  agree that service of any process,  summons,  notice or document by U.S. registered mail to the  respective  addresses  set forth in  SECTION 17 hereof  shall be  effective service of process for any such action,  suit or proceeding  brought against any
Party in any such court. The Parties irrevocably and  unconditionally  waive any objection to the laying of venue of any action,  suit or proceeding  arising out of this Agreement or the transactions  contemplated hereby, in the courts of the
State of  Delaware  or the  United  States of  America  located  in the State of
Delaware, and hereby further irrevocably and unconditionally waive and agree not to plead or claim in any such court  that any such  action,  suit or  proceeding brought in any such court has been brought in any inconvenient forum.

SECTION 15.  ASSIGNMENT.

         No member of the Newcastle  Group may make any assignment of any of its or his rights under this  Agreement,  by operation of law or otherwise,  without the prior written consent of Vesta.

SECTION 16.  ENTIRE AGREEMENT.

         This Agreement  contains the entire  understanding  of the Parties with respect to the subject  matter hereof and may be amended only by an agreement in writing executed by the parties hereto.

SECTION 17.  NOTICES.

         All notices,  consents,  requests,  instructions,  approvals  and other communications  provided  for  herein  and all legal  process  in regard  hereto
("NOTICES")  shall be validly  given,  made or served,  if such  Notices  are in writing and delivered by (i) U.S.  registered  mail,  return receipt  requested;
(ii) a nationally  reputable  overnight courier;  (iii) facsimile;  or (iv) hand delivery to:

         if to Vesta:                    Vesta Insurance Group, Inc.
                                         3760 River Run Drive
                                         Birmingham, Alabama  35243
                                         Attention: Don Thornton, Esq.
                                         Fax: (205) 970-7022

         with a copy to:                 Balch & Bingham LLP
                                         1901 Sixth Avenue North
                                         Suite 2600
                                         Birmingham, Alabama 35203
                                         Attention: James F. Hughey, Esq.
                                         Fax: (205) 488-5834

-----------------------                                   ----------------------
CUSIP No. 925391104                    13D                   Page 24 of 28 Pages
-----------------------                                   ----------------------

         if to the Newcastle Group:      Newcastle Partners, L.P.
                                         300 Crescent Court, Suite 1110
                                         Dallas, Texas  75201
                                         Attention: Mark E. Schwarz
                                         Fax: (214) 661-7475

         with a copy to:                 Olshan Grundman Frome Rosenzweig
                                         & Wolosky LLP
                                         Park Avenue Tower
                                         65 East 55th Street
                                         New York, New York  10022
                                         Attention: Steven Wolosky, Esq.
                                         Fax: (212) 451-2222

SECTION 18.  LAW GOVERNING.

         This  Agreement  shall be governed  by and  construed  and  enforced in accordance with the laws of the Delaware, without regard to any conflict of laws provisions thereof.

SECTION 19.  COUNTERPARTS.

         This  Agreement  may be executed in one or more  counterparts,  each of which shall be deemed an original,  but all of which together  shall  constitute one and the same instrument.

SECTION 20.  NO PRESUMPTION.

         Each  of  the  undersigned   Parties  hereby   acknowledges   that  the
undersigned Parties fully negotiated the terms of this Agreement, that each such
Party  had an equal  opportunity  to  influence  the  drafting  of the  language contained in this Agreement and that there shall be no  presumption  against any such Party on the ground  that such Party was  responsible  for  preparing  this
Agreement or any part hereof.

SECTION 21.  ENFORCEABILITY.

         If any term,  provision,  covenant or  restriction of this Agreement is held by a court of competent  jurisdiction to be invalid, void or unenforceable, the  remainder of the terms,  provisions,  covenants  and  restrictions  of this
Agreement shall remain in full force and effect and shall in no way be affected, impaired  or  invalidated.  It is  hereby  stipulated  and  declared  to be  the intention of the Parties  that the Parties  would have  executed  the  remaining terms,  provisions,  covenants and  restrictions  without  including any of such which may be hereafter declared invalid, void or unenforceable. In addition, the
Parties agree to use their best efforts to agree upon and substitute a valid and enforceable term,  provision,  covenant or restriction for any such that is held invalid, void or unenforceable by a court of competent jurisdiction.

SECTION 22.  NO ADMISSION.

         Nothing  contained  herein shall  constitute  an admission by any Party hereto of liability or wrongdoing.

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CUSIP No. 925391104                    13D                   Page 25 of 28 Pages
-----------------------                                   ----------------------

SECTION 23.  SURVIVAL OF REPRESENTATIONS.

         All  representations  and  warranties  made  by  the  Parties  in  this
Agreement or pursuant hereto shall survive the execution of this Agreement.

-----------------------                                   ----------------------
CUSIP No. 925391104                    13D                   Page 26 of 28 Pages
-----------------------                                   ----------------------

         IN  WITNESS  WHEREOF,  each of the  Parties  hereto has  executed  this
Agreement,   or  caused  the  same  to  be  executed  by  its  duly   authorized
representative, as of the date first above written.

                                    VESTA INSURANCE GROUP, INC.

                                    By: /s/ Norman W. Gayle, III
                                        ----------------------------------------
                                        Name:  Norman W. Gayle, III
                                        Title: Chief Executive Officer, Director

                                    NEWCASTLE PARTNERS, L.P.

                                    By: Newcastle Capital Management, as general
                                    partner

                                    By: /s/ Mark E. Schwarz
                                        ----------------------------------------
                                        Name:  Mark E. Schwarz
                                        Title: Chief Executive Officer

                                    NEWCASTLE CAPITAL MANAGEMENT, L.P.

                                    By: /s/ Mark E. Schwarz
                                        ----------------------------------------
                                        Name:  Mark E. Schwarz
                                        Title: Chief Executive Officer

                                    NEWCASTLE CAPITAL GROUP, L.L.C.

                                    By: /s/ Mark E. Schwarz
                                        ----------------------------------------
                                        Name:  Mark E. Schwarz
                                        Title: Chief Executive Officer

                                    /s/ Mark E. Schwarz
                                    --------------------------------------------
                                    Mark E. Schwarz, individually

                                    /s/ Mark J. Morrison
                                    --------------------------------------------
                                    Mark J. Morrison, individually

                                    /s/ James C. Epstein
                                    --------------------------------------------
                                    James C. Epstein, individually

                                    /s/ Steven J. Pully
                                    --------------------------------------------
                                    Steven J. Pully, individually

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CUSIP No. 925391104                    13D                   Page 27 of 28 Pages
-----------------------                                   ----------------------

                                   SCHEDULE A
                                   ----------

Newcastle Partners, L.P.
Newcastle Capital Management, L.P.
Newcastle Capital Group, L.L.C.
Mark E. Schwarz
Mark J. Morrison
James C. Epstein
Steven J. Pully

-----------------------                                   ----------------------
CUSIP No. 925391104                    13D                   Page 28 of 28 Pages
-----------------------                                   ----------------------

FOR IMMEDIATE RELEASE               Contact: Charles R. Lambert
                                             Vice President - Investor Relations
                                             (205) 970-7030
                                             CLAMBERT@VESTA.COM

                       VESTA INSURANCE NAMES NEW DIRECTORS

         BIRMINGHAM,  ALA., - NOVEMBER 17, 2005 - Vesta  Insurance  Group,  Inc.
(NYSE: VTA) announced that it has reached a settlement with Newcastle  Partners,
L.P. concerning today's annual meeting of stockholders.

         Newcastle  has agreed to withdraw  its nominees for election at today's meeting,  and to vote in favor of the Company's  nominees:  Tambra L.G.  Bailie,
Norman W. Gayle III and Michael J. Gough.  In  connection  with the  settlement,
Vesta's Board of Directors resolved to expand its number of directors to ten and to create a fourth Class III  directorship.  There is currently a vacant Class I directorship.

         As part of the  settlement,  Mr.  Gayle has agreed to resign as a Class
III director  following his reelection,  and the Board has agreed to appoint Mr.
Gayle to fill the  vacant  Class I  directorship,  with a term to  expire at the annual meeting to be held in 2006. Mr. Gayle thus will stand for  re-election at the next annual  meeting of  stockholders.  The Board also has agreed to appoint
Mark J. Morrison and Mark E. Schwarz to fill the vacant Class III  directorships created  by  Mr.  Gayle's  resignation  and  the  expansion  of  the  number  of directorships  in Class  III from  three to four,  with  terms to  expire at the annual meeting of stockholders to be held in 2008.

         In  connection  with this  settlement,  Vesta's  Board of Directors has agreed to follow the  recommendation of the Company's  stockholders with respect to Newcastle's  proposal that it be reimbursed for $400,000 in expenses incurred in relation to matters involving the conduct of this meeting. This proposal will be put to a vote by the Company's stockholders at today's meeting.

ABOUT VESTA INSURANCE GROUP, INC.

         Vesta,  headquartered  in Birmingham,  Ala., is a holding company for a group of insurance companies that primarily offer property insurance in targeted states.

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